SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

03 MAR -6 AM 7:21

February 28, 2003

Securities and Exchange Commission
Office of International Corporate Finar
450 Fifth Street, N.W.
Washington D.C. 20549

03007182

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/7

SAMSUNG

February 28, 2003

Resolutions of 2003 Annual General Shareholders Meeting

1. Approval of Financial Statements

	FY 2002 (unit : million KRW)		
- total assets	34,439,600	- sales	40,511,563
- total debts	10,129,310	- ordinary profit	8,870,466
- paid-in capital	889,147	- net profit	7,051,761
- shareholders' equity	24,310,290	- net profit per share (KRW)	42,005
- auditor's opinion	Unqualified opinion		

2. Details of Dividend

Dividends per share(KRW)		Common stock: KRW 5,500 (interim dividend included).
		Preferred stock: KRW 5,550 (interim dividend included).
Total dividends(KRW)		912,678,975,700
Dividend ratio (%)	to market value	Common stock: 1.6 Preferred stock: 3.3
	to par value	Common stock: 110% Preferred stock: 111%
Payout ratio (%)		12.9

3. Status of Directors

Appointment of Directors	Internal director: Lee Kun Hee, Yun, Jong Yong, Lee Yoon Woo, Choi Doh Seok Outside director: Franz Hermann Hirlinger, Tetsuo Iwasaki, Jeong Gwi Ho, Hwang Jae Sung, Rim Sung Lark (Hwang Jae Sung and Rim Sung Lark have also been appointed to the Audit Committee)	
Outside Directors	Number of total directors	13

	Number of outside directors	7
	Out director's ratio to the total directors (%)	53.8
Number of audit committee members	3 outside directors	0 standing directors

4. Details of other resolutions

- Agenda item1: FY 2002 balance sheets, income statements and statements of appropriations of retained earnings: approved.
- Agenda item 2: appointment of directors
  - Agenda item 2-1: appointment of outside directors (Franz Hermann Hirlinger, Tetsuo Iwasaki, Jeong, Gwi Ho, Hwang, Jae Sung, Rim, Sung Lark): approved.
  - Agenda item 2-2: appointment of audit committee members (Hwang, Jae Sung and Rim, Sung Lark): approved.
  - Agenda item 2-3: appointment of other directors (Lee, Kun Hee, Yun, Jong Yong, Choi, Lee, Yun Woo, Doh Seok: approved.
- Agenda item 3: director compensation: approved.
- Agenda item 4: option repricing criteria proposal: approved.

5. Date of shareholders' meeting

February 28, 2003

6. Other

- Since internal director candidate Chin, Dae Je was appointed to be the Minister of Information and Communication on Feb. 27th, he resigned from the candidacy.
- The total dividends in item 2 include interim dividends.